Exhibit 99.1

Catalyst Seeking Expedited Review of U.S. Trade Action

RICHMOND, BC, July 28, 2015 /CNW/ - The U.S. Department of Commerce (DOC) today issued its preliminary decision to impose countervailing duties on Canadian imports of supercalendered paper.

The Coalition for Fair Paper Imports - U.S.-based Madison Paper and Verso Corporation - petitioned the DOC in February 2015 and asked it to impose countervailing duties on imports of supercalendered paper from Canadian paper producers Port Hawkesbury Paper, as well as Resolute Forest Products, Irving Paper and Catalyst Paper.  The Coalition alleges that Canadian supercalendered paper producers are subsidized by the Canadian federal and provincial governments. Supercalendered paper is glossy paper used in retail catalogues, flyers and magazines.

"Catalyst rejects the allegation that we've received government subsidies, and we're confident a full and fair investigation would confirm this," said Joe Nemeth, President & CEO. "We will continue to work with the Canadian federal and provincial governments, and we will seek an expedited review of our case by the DOC."

In its investigation, the DOC refused to examine each paper company individually. The U.S. agency examined Port Hawkesbury Paper and Resolute Forest Products, and assigned each company a rate of 20.33% and 2.04% respectively, but did not investigate Catalyst Paper or Irving Paper. Instead, the DOC assigned Catalyst and Irving an "all-others rate" of 11.19%, which is equal to the average of the rates that the DOC assigned to the other two companies.

The decision issued today is only a Preliminary Determination by the DOC of the duty. The Final Determination of the duty will be rendered on October 13, 2015, and its Final Order in early December 2015.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statement that the company will be seeking an expedited review of the company's case by the DOC, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 and also the additional risks and uncertainties listed under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis for the quarter ended June 30, 2015, each available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President & Chief Financial Officer, 604-247-4014, Frank.DeCostanzo@catalystpaper.com; Media Contact: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, Eduarda.Hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 23:36e 28-JUL-15